

July 29, 2014

Via E-mail
Jeffrey L. Weaver
President and Chief Executive Officer
SP Bancorp, Inc.
5224 W. Plano Parkway
Plano, Texas 75093

  **Re:** **SP Bancorp, Inc.**
    **Revised Preliminary Proxy Statement on Schedule 14A**
    **Filed July 18, 2014**
    **File No. 001-34933**

Dear Mr. Weaver:

  We have limited our review of your proxy statement to those issues we have addressed in our comments.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated June 11, 2014. Please disclose the projections provided to Green.

2. With regard to comments 3 and 5 of our letter dated June 11, 2014, we restate the comments in part. Please expand disclosures throughout on what shareholders will receive as merger consideration to state the lowest cash consideration shareholders may receive for their shares after all downward adjustments.

Interests of Our Directors and Executive Officers in the Merger, page 3

3. With regard to comment 6 in our letter dated June 11, 2014, we restate the comment in part. Please quantify the value of the benefits to insiders in the summary section either by an aggregate amount per person or an aggregate amount by type of compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at (202) 551-3448 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.     Via E-mail
        W. Scott Wallace
        Haynes and Boone, LLP